SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

NATIONAL VISION, INC.
(Name of Subject Company)
NATIONAL VISION, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.01, with attached Common Stock Purchase Rights
(Title of Class of Securities)
63845P 10 1
(CUSIP Number of Class of Securities)

Mitchell Goodman, Esq.
Senior Vice President, General Counsel and Secretary
296 Grayson Highway
Lawrenceville, Georgia 30045
(770) 822-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copy to:
David A. Stockton, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
(404) 815-6500
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE
Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE

EXPLANATORY NOTE
     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by National Vision, Inc., a Georgia corporation (the “Company”), with the Securities and Exchange Commission on July 28, 2005, as amended and supplemented by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 11, 2005 (as so amended, the “Schedule”) relating to the offer by Vision Acquisition Corp., a Georgia corporation (the “Purchaser”) and wholly-owned subsidiary of Vision Holding Co., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding common stock, par value $0.01 per share, of the Company, including the associated rights to purchase Series A Participating Cumulative Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Plan dated as of January 27, 1997, as amended, between the Company and American Stock Transfer & Trust Company (together, the “Shares”) at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon upon the terms and conditions set forth in the Offer to Purchase, dated July 28, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal, dated July 28, 2005 (the “Letter of Transmittal”) which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, are referred to herein as the “Offer”. Parent was formed by affiliates of Berkshire Partners LLC, a Boston private equity firm (“Berkshire”), for purposes of effecting the Offer, and is wholly-owned by affiliates of Berkshire. The Offer is being made pursuant to the Agreement and Plan of Merger, dated July 25, 2005, by and among the Purchaser, Parent and the Company (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”) which provides, among other things, that upon completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the “Merger”).
Item 8. Additional Information.
     Item 8 of the Schedule is hereby amended and supplemented by adding thereto the following:
     The Offer expired at 12:00 midnight, New York City time, on Wednesday, August 31, 2005. Purchaser was advised by American Stock Transfer & Trust Company, the depositary for the Offer, that 4,647,907 Shares, representing approximately 85.1% of all outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. In addition, 95,402 Shares, representing approximately 1.7% of all outstanding Shares, were tendered pursuant to guaranteed delivery procedures. All such Shares will be accepted for purchase in accordance with the terms of the Offer, and payment for the validly tendered Shares will be paid promptly.
     Upon the terms and subject to the conditions of the Merger Agreement, Purchaser commenced a subsequent offering period in connection with the Offer, at 9:00 a.m., New York City time, on September 1, 2005. The subsequent offering period will expire at 5:00 p.m., New York City time, on September 9, 2005, unless extended. Any such extension will be followed as promptly as practicable by public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period is scheduled to expire. Shares properly tendered during this subsequent offering period will be accepted as they are tendered and paid for promptly as they are accepted. Stockholders who properly tender during the subsequent offering period will receive the same $7.25 per Share cash consideration that is payable to stockholders who tendered during the original offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn.
     On September 1, 2005, Berkshire and the Company issued a joint press release announcing the preliminary results of the Offer and the commencement of the subsequent offering period.

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Item 9. Exhibits.
     The following exhibit is filed with this Amendment No. 2 to the Schedule.

Exhibit No.	Description

(a)(1)(I)
Joint Press Release issued by Berkshire and the Company on September 1, 2005 (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Schedule TO filed by Berkshire on September 1, 2005).

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL VISION, INC.

BY:	/s/ Mitchell Goodman

Mitchell Goodman
Senior Vice President, General Counsel and Secretary
Dated: September 1, 2005

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